U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[X]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person

   Sipper                            Robert               J.
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   (Last)                            (First)              (Middle)

230 Dug Road
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                                    (Street)

Chester                                 NY                  10918
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol


                             Phlo Corporation - PHLC
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


                                  ###-##-####
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4.   Statement for Month/Year


                                     12/01
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5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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


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Common Stock, $ .0001 par value       3/13/01         M              4,575,684    A     $.12*     4,575,684      D        N/A

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Common Stock, $ .0001 par value       12/5/01         S              5,000        D     $.23      4,570,684      D        N/A

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Common Stock, $ .0001 par value       12/5/01         S              5,000        D     $.23      4,565,684      D        N/A

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Common Stock, $ .0001 par value       12/5/01         S              5,000        D     $.23      4,560,684      D        N/A

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Common Stock, $ .0001 par value       12/5/01         S              5,000        D     $.23      4,555,684      D        N/A

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Common Stock, $ .0001 par value       12/5/01         S              3,002        D     $.23      4,552,682      D        N/A

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Common Stock, $ .0001 par value       11/30/01        S              5,000        D     $.22      4,547,682      D        N/A

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Common Stock, $ .0001 par value       11/30/01        S              5,000        D     $.22      4,542,682      D        N/A

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Common Stock, $ .0001 par value       11/30/01        S              5,000        D     $.22      4,537,682      D        N/A

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Common Stock, $ .0001 par value       11/30/01        S              5,000        D     $.22      4,532,682      D        N/A

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Common Stock, $ .0001 par value       11/30/01        S              5,000        D     $.22      4,527,682      D        N/A

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Common Stock, $ .0001 par value       11/30/01        S              1,852        D     $.22      4,525,830      D        N/A

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* Reporting  Person  exercised a common  stock  purchase  warrant for  5,420,426 shares of Issuer's  common stock.  Due to his exercise of a "cashless  exercise"
provision, Reporting Person was issued 4,575,684 shares of common stock.



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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None
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
Explanation of Responses:




        /s/Robert J. Sipper                                    1/7/02
---------------------------------------------            -----------------------
        Robert J. Sipper                                        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.